Teva Showcases CNS Portfolio at 69th Annual Meeting of the American Academy of
Neurology

Data to be presented spans central nervous system disorders, including tardive dyskinesia, multiple sclerosis, Huntington’s disease, and migraine

Jerusalem, April 19, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced data for five of the Company’s innovative therapies for central nervous system (CNS) disorders will be presented at the 69th Annual Meeting of the American Academy of Neurology (AAN) in Boston, MA from April 22-28, 2017.

The accepted abstracts include data from Teva’s approved and pipeline products, with three platform and 16 poster presentations. Data for COPAXONE® (glatiramer acetate injection), a product for relapsing forms of multiple sclerosis (RMS); as well as Teva’s investigational therapies including deutetrabenazine tablets – formerly referred to as SD-809 – for the treatment of tardive dyskinesia (TD), laquinimod, being developed for relapsing and progressive forms of MS; pridopidine, under development for the treatment of Huntington’s disease (HD); and fremanezumab (TEV-48125), under development for the prevention of migraine, will be featured.

“Teva is dedicated to the ongoing evaluation of its therapies to ensure the delivery of safe and effective treatments for often under-recognized or difficult-to-treat CNS disorders,” said Michael Hayden, MD, PhD, President of Global R&D and Chief Scientific Officer at Teva. “The data to be presented at AAN highlight our continued progress and comprehensive research across our CNS portfolio in order to grow our understanding of the potential of our therapies, and continue delivering therapies to patients in need.”

The full set of Teva-sponsored data to be presented includes:

COPAXONE® (glatiramer acetate injection):

[P1.365] Pregnancy Outcomes in Patients with MS Exposed to Branded Glatiramer Acetate (Poster Session 1, April 23, 2017, 8:30 a.m. to 5:30 p.m.) P. Baruch, S. Melamed-Gal, S. Kolodny, O. Neudorfer
[P6.357] Predictors of Disability in Relapsing-Remitting Multiple Sclerosis (RRMS) During the Glatiramer Acetate Low-frequency Administration (GALA) Study (Poster Session 6, April 28, 2017, 8:30 a.m. to 5:30 p.m.) J. Alexander, D. Daudt, M.D. Davis, N. Ashtamker, S. Kolodny
[P3.401] Real-World Monitoring Costs Associated with Initiation of Disease-Modifying Therapy Among Patients with Multiple Sclerosis (Poster Session 4, April 25, 2017, 8:30 a.m. to 7:00 p.m.) M.J. Lage, Y. Wu
[P6.366] Comparison of Adherence and Persistence to Glatiramer Acetate 40 mg/mL Three-Times Weekly Subcutaneous Injections Versus Oral Therapies in Multiple Sclerosis (Poster Session 6, April 28, 2017, 8:30 a.m. to 5:30 p.m.) H. Trenz, D. Liassou, R. Wolbeck, R. Iyer, Y. Wu

Deutetrabenazine:

[P2.016] Deutetrabenazine Treatment Response by Concomitant Dopamine-Receptor Antagonists in the Phase III, Randomized, Double-Blind, Placebo-Controlled AIM-TD Trial in Tardive Dyskinesia (TD) (Poster Session 2, April 24, 2017, 8:30 a.m. to 7:00 p.m.) J. Jimenez-Shahed, H. Fernandez, D. Stamler, M.D. Davis, S. Factor, R. Hauser, J. Isojarvi, W. Ondo, K. Anderson
[P2.020] Deutetrabenazine is Associated with an Improvement in Involuntary Movements in Patients With Tardive Dyskinesia (TD) as Seen by the High Proportion of Responders to Deutetrabenazine Treatment in the AIM-TD Study (Poster Session 2, April 24, 2017, 8:30 a.m. to 7:00 p.m.) J. Jimenez-Shahed, H. Fernandez, D. Stamler, M.D. Davis, S. Factor, R. Hauser, J. Isojarvi, W. Ondo, K. Anderson
[S56.004] Addressing Involuntary Movements in Tardive Dyskinesia (AIM-TD): Improvements in Clinical Global Impression of Change (CGIC) with Deutetrabenazine Treatment in Moderate to Severe Tardive Dyskinesia (TD) (Platform Session 56, April 28, 2017, 4:06 to 4:18 p.m.) H. Fernandez, R. Hauser, M.D. Davis, S. Factor, J. Isojarvi, J. Jimenez-Shahed, W. Ondo, D. Stamler, K. Anderson
[S56.006] Addressing Involuntary Movements in Tardive Dyskinesia (AIM-TD): Effect of Fixed-Dose Deutetrabenazine by Baseline Comorbidities (Platform Session 56, April 28, 2017, 4:30 to 4:42 p.m.) K. Anderson, S. Factor, M.D. Davis, R. Hauser, J. Isojarvi, J. Jimenez-Shahed, D. Stamler, W. Ondo, H. Fernandez
[S56.007] Addressing Involuntary Movements in Tardive Dyskinesia (AIM-TD): Efficacy, Safety, and Tolerability of Fixed-Dose Deutetrabenazine for the Treatment of Moderate to Severe Tardive Dyskinesia (TD) (Platform Session 56, April 28, 2017, 4:42 to 4:54 p.m.) K. Anderson, D. Stamler, M.D. Davis, S. Factor, R. Hauser, J. Isojarvi, J. Jimenez-Shahed, W. Ondo, H. Fernandez
[P2.018] Estimation of Epidemiology of Tardive Dyskinesia in the United States (Poster Session 2, April 24, 2017, 8:30 a.m. to 7:00 p.m.) A. Dhir, T. Schilling, V. Abler, R. Potluri, B. Carroll

Laquinimod:

[P2.353] Laquinimod modulates central nervous system inflammation via the aryl-hydrocarbon receptor and is effective in the chronic NOD progressive EAE model (Poster Session 2, April 24, 2017, 8:30 a.m. to 7:00 p.m.) J. Kaye, R. Laufer, J. Kenison, V. Rothhammer, F. J. Quintana
[P2.354] Disability Progression and Cerebrospinal Fluid Status in PPMS: Re-Analysis of the ProMiSe Clinical Trial Data Set (Poster Session 2, April 24, 2017, 8:30 a.m. to 7:00 p.m.) J.R. Steinerman, M.D. Davis, V. Knappertz, G. Giovannoni, J. Wolinsky
[P2.355] Laquinimod is a potent arylhydrocarbon receptor dependent activator of natural killer cells (Poster Session 2, April 24, 2017, 8:30 a.m. to 7:00 p.m.) E. Avendano-Guzman, M. Ott, C. Wegner, L. Hayardeny, E. Ullrich, M. Schoen, W. Brück, S. Nessler
[P2.365] Laquinimod targets the aryl hydrocarbon receptor (AhR) pathway in periphery and brains of naïve and EAE mice (Poster Session 2, April 24, 2017, 8:30 a.m. to 7:00 p.m.) T. Birnberg, J. Kaye, K.D. Fowler, B. Weiner, I.S. Caballero, S. Barash, E. Raymond, I. Ben-Eliezer, I. Fishbein, A. Orbach, D. Laifenfeld, R. Laufer, I. Grossman
[P2.366] Direct neuroprotective effect of laquinimod on glutamate excitotoxicity in experimental multiple sclerosis (Poster Session 2, April 24, 2017, 8:30 a.m. to 7:00 p.m.) F. De Vito, A. Musella, A. Gentile, S. Bullitta, D. Fresegna, F.R. Rizzo, G. Mandolesi, D. Centonze

Pridopidine:

[P2.005] Efficacy, Safety, and Tolerability of Pridopidine in Huntington Disease (HD): Results from the Phase II, Double-blind, Placebo-controlled, Dose-Ranging Study, Pride-HD (Poster Session 2, April 24, 2017, 8:30 a.m. to 7:00 p.m.) K. Kieburtz, G. Landwehrmeyer, R. Reilmann, J. Savola, E. Eyal, I. Grachev, B. Borowsky, A. McGarry, S. Papapetropoulos, M. Hayden
[P2.011] Effect of Pridopidine on Total Functional Capacity (TFC) in Huntington Disease (HD): A Comparison of Open-HART Subjects with Historical Placebo Controls (Poster Session 2, April 24, 2017, 8:30 a.m. to 7:00 p.m.) A. McGarry, V. Abler, P. Auinger, I. Grachev, S. Gandhi, S. Papapetropoulos
[P2.013] Implementation and Validation of a Biometric Solution for Remote Monitoring of Motor Symptoms in Patients with Huntington’s Disease in a Phase II Clinical Trial (Poster Session 2, April 24, 2017, 8:30 a.m. to 7:00 p.m.) S. Papapetropoulos, S. Fine, S. Taylor, K. Blatt, E. Cohen, C. Admati, Y. Dolan, J. Lemieux, I. Grachev, I. Grossman, M. Hayden

Fremanezumab (TEV-48125):

[P2.159] What does the humanized monoclonal anti-CGRP antibody (TEV-48125) teach us about the perception of migraine headache? (Poster Session 2, April 24, 2017, 8:30 a.m. to 7:00 p.m.) A. Melo-Carrillo, A. Strassman, A. Schain, R. Reuven-Nir, R. Burstein

About COPAXONE®

COPAXONE® (glatiramer acetate injection) is indicated for the treatment of patients with relapsing forms of multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. See additional important information at: www.CopaxonePrescribingInformation.com. For hardcopy releases, please see enclosed full prescribing information. COPAXONE® is approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

Important Safety Information about COPAXONE®

Patients allergic to glatiramer acetate or mannitol should not take COPAXONE®. Some patients report a short-term reaction right after injecting COPAXONE®. This reaction can involve flushing (feeling of warmth and/or redness), chest tightness or pain with heart palpitations, anxiety, and trouble breathing. These symptoms generally appear within minutes of an injection, last about 15 minutes, and go away by themselves without further problems. During the postmarketing period, there have been reports of patients with similar symptoms who received emergency medical care. If symptoms become severe, patients should call the emergency phone number in their area. Patients should call their doctor right away if they develop hives, skin rash with irritation, dizziness, sweating, chest pain, trouble breathing, or severe pain at the injection site. If any of the above occurs, patients should not give themselves any more injections until their doctor tells them to begin again. Chest pain may occur either as part of the immediate postinjection reaction or on its own. This pain should only last a few minutes. Patients may experience more than one such episode, usually beginning at least one month after starting treatment. Patients should tell their doctor if they experience chest pain that lasts for a long time or feels very intense. A permanent indentation under the skin (lipoatrophy or, rarely, necrosis) at the injection site may occur, due to local destruction of fat tissue. Patients should follow proper injection technique and inform their doctor of any skin changes. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. These are not all of the possible side effects of COPAXONE®. For a complete list, patients should ask their doctor or pharmacist. Patients should tell their doctor about any side effects they have while taking COPAXONE®. Patients are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

About Deutetrabenazine

Deutetrabenazine, an investigational treatment for tardive dyskinesia, is an oral, small molecule inhibitor of vesicular monoamine 2 transporter, or VMAT2, that is designed to regulate the levels of a specific neurotransmitter, dopamine, in the brain. Deutetrabenazine is approved in the United States for the treatment of chorea associated with Huntington’s disease.

About Laquinimod
Laquinimod is a once-daily oral, investigational, selective aryl hydrocarbon receptor (AhR) activator targeting neurodegeneration and inflammation with a novel mechanism of action being developed for the treatment of relapsing-remitting MS (RRMS), primary-progressive MS (PPMS) and Huntington disease.

About Fremanezumab (TEV-48125)
Fremanezumab (TEV-48125) is a fully humanized monoclonal calcitonin gene-related peptide (CGRP) antibody investigational treatment being developed for the prevention of migraine.

About Pridopidine
Pridopidine is an, oral, small molecule being developed for the treatment of Huntington’s disease (HD). Pridopidine has a strong affinity for the Sigma-1-receptor, as implicated in its mechanism of action.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Statements Regarding Forward-Looking Information:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Actavis Generics; our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to market AustedoTM successfully and realize its potential, our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;

our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

other financial risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures we make in our reports to the SEC on Form 6-K, as well as the cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also materially and adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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